Mail Stop 4561

October 3, 2007

VIA USMAIL and FAX 011-3314-757-8976

Mr. Nasser Nassiri
President and Chief Executive Officer
Biocoral, Inc.
38 Rue Anatole France
92594 Levallois Perret Cedex France

     Re: **Biocoral, Inc.**
            Form 10-K/A for the year ended December 31, 2005
            Filed on 4/19/2006
            File No. 000-23512

Dear Mr. Nasser Nassiri:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                     Sincerely,

                                     Jorge Bonilla
                                     Senior Staff Accountant